Hallador Energy Company
1660 Lincoln Street
Suite 2700
Denver, CO 80264-2701
303/839-5504 - office

Via EDGAR

June 5, 2013

Mr. George Schuler, Mining Engineer
Division of Corporation Finance
United States Securities and Exchange Commission

Re: Hallador Energy Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File: No. 001-34743

Response to your comment letter of May 31, 2013

Dear Mr. Schuler,

With regard to your comment #1 we will include the following paragraph in our 2013 Form 10-K:

"Prior to acquiring coal leases, we have our title abstractors or contract title abstractors conduct a preliminary title search on the property.  This information provides a strong indication of the coal owner, with whom we will enter into a lease. The next step is to execute a lease with the owner, giving us control of the property.  Prior to mining the coal, we verify the lessor is the coal owner with a title opinion.  Prior to purchasing coal properties we follow a similar process."

With regard to your comment #2 we will include the information in our 2013 Form 10-K and will also include the mine specific BTU and sulfur metrics in the reserve table.

With regard to your comment #3 we will include the following disclosure in our 2013 Form 10-K:

Regulatory Matters

    Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. In addition, the industry is affected by significant legislation mandating certain benefits for current and retired coal miners. Numerous federal, state and local governmental permits and approvals are required for mining operations. We believe that we have obtained all permits currently required to conduct our present mining operations.

We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. None of our violations to date or the monetary penalties assessed have been material.

Mine Safety and Health

We are subject to health and safety standards both at the federal and state level. The regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters.

MSHA is the entity responsible for monitoring compliance with the federal mine health and safety standards. MSHA has various enforcement tools that it can use, including the issuance of monetary penalties and orders of withdrawal from a mine or part of a mine. Some, but not all, of the costs of complying with existing regulations and implementing new safety and health regulations may be passed on to customers.

MSHA has recently taken a number of actions to identify mines with safety issues, and has engaged in a number of targeted enforcement, awareness, outreach and rulemaking activities to reduce the number of mining fatalities, accidents and illnesses. There has also been an industry-wide increase in the monetary penalties assessed for citations of a similar nature.

Black Lung

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators must also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Historically, less than 7% of the miners currently seeking federal black lung benefits are awarded these benefits. The trust fund is funded by an excise tax on U.S. production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price.

Environmental Laws and Regulations

We are subject to various federal, state, local and tribal environmental laws and regulations. These laws and regulations place substantial requirements on our coal mining operations, and require regular inspection and monitoring of our mines and other facilities to ensure compliance. We are also affected by various other federal, state, local and tribal environmental laws and regulations that our customers are subject to.

Surface Mining Control and Reclamation Act. In the U.S., the Surface Mining Control and Reclamation Act of 1977 (SMCRA), which is administered by the Office of Surface Mining Reclamation and Enforcement (OSM), established mining, environmental protection and reclamation standards for all aspects of U.S. surface mining and many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority.

After a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including public hearings and through intervention in the courts. Before a SMCRA permit is issued, a mine operator must submit a bond or other form of financial security to guarantee the performance of reclamation obligations.

The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund created by the Coal Industry Retiree Health Benefit Act of 1992. The fee amount can change periodically. Pursuant to the Tax Relief and Health Care Act of 2006, from October 1, 2007 to September 30, 2012, the fee was $0.315 and $0.135 per ton of surface-mined and underground-mined coal, respectively. From October 1, 2012 through September 30, 2021, the fee is $0.28 and $0.12 per ton of surface-mined and underground-mined coal, respectively. We also pay $0.03 per ton to the Indiana Department of Reclamation.

The OSM is in the process of developing a “stream protection rule,” which could result in changes to surface mining regulations under the SMCRA program and will likely be proposed in 2013.

Clean Air Act. The Clean Air Act, enacted in 1970, and comparable state and tribal laws that regulate the emissions of materials into the air affect our U.S. coal mining operations both directly and indirectly.

Direct impacts on coal mining and processing operations may occur through the Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter (PM), sulfur dioxide and ozone. It is possible that modifications to the national ambient air quality standards (NAAQS) could directly impact our mining operations in a manner that includes, but is not limited to, requiring changes in vehicle emissions standards or resulting in newly designated non-attainment areas. Furthermore, the Environmental Protection Agency (EPA) has recently adopted new rules to add more stringent PM emissions limits for coal preparation and processing plants constructed or modified after April 28, 2008.

The Clean Air Act indirectly, but more significantly, affects the U.S. coal industry by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury, PM and other substances emitted by coal-fueled electricity generating plants. The air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to, the Acid Rain Program, interstate transport rules, New Source Performance Standards, Maximum Achievable Control Technology (MACT) emissions limits for Hazardous Air Pollutants, the Regional Haze program and New Source Review. In addition, in recent years the U.S. EPA has adopted more stringent NAAQS for PM, nitrogen oxide and sulfur dioxide. The EPA has also proposed a more stringent ozone standard but withdrew it in 2011. That standard is due for reconsideration in 2013. Many of these programs and regulations have resulted in litigation which has not been completely resolved.

In December 2009, the EPA published its finding that atmospheric concentrations of greenhouse gases endanger public health and welfare within the meaning of the Clean Air Act, and that emissions of greenhouse gases from new motor vehicles and motor vehicle engines are contributing to air pollution that are endangering public health and welfare within the meaning of the Clean Air Act. In May 2010, the EPA published final greenhouse gas emission standards for new motor vehicles pursuant to the Clean Air Act. Both the endangerment finding and motor vehicle standards are the subject of litigation. Because the Clean Air Act specifies that the prevention of significant deterioration (PSD) program applies once emissions of regulated pollutants exceed either 100 or 250 tons per year (depending on the type of source), millions of sources previously unregulated under the Clean Air Act could be subject to greenhouse gas reduction measures. The EPA published a rule in June 2010 to limit the number of greenhouse gas sources that would be subject to the PSD program. In the so-called “tailoring rule,” the EPA limited the regulation of greenhouse gases from certain stationary sources to those that emit more than 75,000 tons of greenhouse gases per year (for sources that would be subject to PSD permitting regardless of greenhouse gas emissions due to other emissions) or 100,000 tons of greenhouse gases per year (for sources not subject to PSD permitting for any other air emissions), measured by “carbon dioxide equivalent.” In a decision issued on June 26, 2012, the United States Court of Appeals affirmed the EPA's endangerment finding, its motor vehicle greenhouse gas rule and the tailoring rule. In a decision issued on December 20, 2012, the same court denied petitions to reconsider that decision. Petitions for review to the United States Supreme Court are expected.

New Source Performance Standards (NSPS). In December 2010, the EPA announced a settlement with states and environmental groups that had filed litigation challenges to the EPA's decisions not to establish greenhouse gas emission standards for fossil fuel-fired power plants and for petroleum refineries under section 111 of the Clean Air Act. In the settlement, the EPA agreed: (1) to sign proposed NSPS for new and modified electric utility steam generating units under section 111(b) and proposed guidelines for states' development of emission standards for existing electric utility steam generating units under section 111(d) by July 26, 2011; and (2) to take final action on the proposed section 111(b) standards and section 111(d) guidelines by May 26, 2012. On April 13, 2012, the EPA published for comment the proposed NSPS for emissions of carbon dioxide for new fossil fuel-fired electric utility generating units. If these standards are adopted as proposed, it is unlikely, with a few possible exceptions, that any new coal-fired electric utility generating units could be constructed in the U.S. without the use of CCS technologies. The EPA has not yet finalized rules for modified or existing sources. Whatever the EPA determines the NSPS to be, those will then be the minimum requirements for best available control technology requirements under the PSD program. We believe that any final rules issued by the EPA in this area will be challenged. The EPA is required to finalize the 111(b) rule by April 2013 or re-propose a new rule for the same category.

Cross State Air Pollution Rule (CSAPR). On July 6, 2011, the EPA finalized the CSAPR, which requires 28 states from Texas eastward (not including the New England states or Delaware) to significantly improve air quality by reducing power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. The CSAPR is one of a number of significant regulations the EPA has issued or expects to issue that will impose more stringent requirements relating to air, water and waste controls on electric generating units. Under the CSAPR, the first phase of the nitrogen oxide and sulfur dioxide emissions reductions were to commence in 2012 with further reductions effective in 2014. In October 2011, the EPA proposed amendments to the CSAPR to increase emission budgets in ten states, including Texas, and ease limits on market-based compliance options. While CSAPR had an initial compliance deadline of January 1, 2012, the rule was challenged and on December 30, 2011, the U.S. Court of Appeals for the District of Columbia stayed the rule and advised that the EPA is expected to continue administering the Clean Air Interstate Rule (CAIR) until the pending challenges are resolved. The court vacated the CSAPR on August 21, 2012, in a 2 to 1 decision, concluding that the rule was beyond the EPA's statutory authority. On October 5, 2012, the EPA petitioned for en banc review of that decision by the entire U.S. Court of Appeals for the District of Columbia Circuit, which denied the EPA's petition on January 24, 2013.

Mercury and Air Toxic Standards (MATS). On December 16, 2011, the EPA issued the MATS, which imposes MACT emission limits on hazardous air emissions from new and existing coal-fueled electric generating plants. The rule also revised NSPS for nitrogen oxides, sulfur dioxides and PM for new and modified coal-fueled electricity generating plants. The MACT rule provides three years for compliance and a possible fourth year as a state permitting agency deems necessary. The final rule is the subject of pending litigation. On November 30, 2012, the EPA published proposed reconsidered MACT new plant standards.  These proposed reconsidered standards are less stringent in some aspects than the standards issued in December 2011.

Clean Water Act. The Clean Water Act of 1972 affects U.S. coal mining operations by requiring effluent limitations and treatment standards for wastewater discharge from mines through the National Pollutant Discharge Elimination System (NPDES). Regular monitoring, reporting and performance standards are requirements of NPDES permits that govern the discharge of water from mine-related point sources into receiving waters.

The U.S. Army Corps of Engineers (Corps) regulates certain activities affecting navigable waters and waters of the U.S., including wetlands. Section 404 of the Clean Water Act requires mining companies to obtain Corps permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities.

States are empowered to develop and apply “in stream” water quality standards. These standards are subject to change and must be approved by the EPA. Discharges must either meet state water quality standards or be authorized through available regulatory processes such as alternate standards or variances. “In stream” standards vary from state to state. Additionally, through the Clean Water Act section 401 certification program, states have approval authority over federal permits or licenses that might result in a discharge to their waters. States consider whether the activity will comply with their water quality standards and other applicable requirements in deciding whether or not to certify the activity.

The EPA and other agencies are currently considering whether to finalize draft guidance on identifying waters protected by the Clean Water Act, or to initiate a rulemaking to codify the policy. It is possible that both issuance of finalized guidance and initiation of a rulemaking may be undertaken. This undertaking may occur in 2013. Direct impact on coal mining operations may result from either of these agency priorities.

National Environmental Policy Act (NEPA). NEPA, signed into law in 1970, requires federal agencies to review the environmental impacts of their decisions and issue either an environmental assessment or an environmental impact statement. We must provide information to agencies when we propose actions that will be under the authority of the federal government. The NEPA process involves public participation and sometimes lengthy timeframes.

Resource Conservation and Recovery Act (RCRA). RCRA, which was enacted in 1976, affects U.S. coal mining operations by establishing “cradle to grave” requirements for the treatment, storage and disposal of hazardous wastes. Typically, the only hazardous wastes generated at a mine site are those from products used in vehicles and for machinery maintenance. Coal mine wastes, such as overburden and coal cleaning wastes, are not considered hazardous wastes under RCRA.

Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In May 2000, the EPA concluded that coal combustion materials do not warrant regulation as hazardous wastes under RCRA and retained the hazardous waste exemption for these materials. The EPA revisited its May 2000 determination and proposed new requirements for coal combustion residue (CCR) management on June 21, 2010. That proposal contains two options: (1) to continue to regulate CCR as a non-hazardous waste, or (2) to regulate CCR as special waste under the hazardous waste regulations. This determination is due in 2013. The OSM is also tasked with regulating CCRs at coal mines and is currently working on a rule, which is expected to be proposed in 2013.

Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Although typically not applied to the coal mining sector, CERCLA, which was enacted in 1980, nonetheless does affect U.S. coal mining and hard rock operations by creating liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under CERCLA, joint and several liabilities may be imposed on waste generators, site owners or operators and others, regardless of fault.

Toxic Release Inventory. Under the EPA's Toxic Release Inventory program, arising out of the passage of the Emergency Planning and Community Right-to-Know Act in 1986 and the Pollution Prevention Act passed in 1990, companies are required annually to report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation, water treatment and ash received for mine placement from power generation customers.

Endangered Species Act (ESA). The ESA of 1973 and counterpart state legislation is intended to protect species whose populations allow for categorization as either endangered or threatened. Changes in listings or requirements under these regulations could have a material adverse effect on our ability to mine some of our properties in accordance with our current mining plans.

Use of Explosives. Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict federal regulatory requirements. The U.S. Bureau of Alcohol, Tobacco and Firearms (ATF) regulates the use of explosive blasting materials. In addition to ATF regulation, the Department of Homeland Security (DHS) is planning to finalize its proposed ammonium nitrate security program in 2013. This proposed DHS program may not exempt those facilities producing, selling or purchasing ammonium nitrate “exclusively for use in the production of explosives under license or permit issued” under the existing ATF regulations. If the program is finalized and the aforementioned exemption is not granted, direct impact to coal mining operations may occur.

For the 2013 Form 10-K, we will also add a sentence to make it clear that all the permits for the Carlisle mine have been issued.  As you and I discussed on Tuesday June 4, 2013 the disclosures in our 2012 Form 10-K regarding permits for the Bulldog Mine and the Russellville reserve are adequate.  Also as we discussed the 404 permit for the Ace-in-the-Hole surface mine is pending and we expect the permit to be issued within six months.

With regard to your comment #4 we will add the following disclosure to our 2013 Form 10-K:

"For the exploration process core samples are bagged and boxed and delivered to an independent lab for analysis.  For the production process samples are taken just before the coal is placed in the rail car by the customer and delivered to an independent lab for analysis."

Please contact me at (303) 839-5504, extension 315 with any further questions.

Very truly yours,

/s/ W. ANDERSON BISHOP
W. Anderson Bishop, CFO